SCHEDULE 13G/A

                Under the Securities Exchange Act of 1934
                           (Amendment No. 1)

              	     Lexmark International Inc.
------------------------------------------------------------------------
                         (Name of Issuer)

                               Common
------------------------------------------------------------------------
                     (Title of Class of Securities)

                              529771107
------------------------------------------------------------------------
                          (CUSIP Number)

Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the Act (however, see the Notes)
Item 1(a) 	NAME OF ISSUER
	Lexmark International Inc.
Item 1(b)	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
	One Lexmark Centre Drive
	Lexington, KY 40550
Item 2(a)	NAME OF PERSON FILING
	DAVIS SELECTED ADVISERS L.P. for
Abar Foundation
American Electric
Atlanta Gas & Light
Atmos Energy
Avon Old Farms
AXP Partners
Bowne & Co.
Catholic Mutual
Champa Trust
Del Labs PenPl
Del Labs-Lacrss
DetroitLaborers
Davis Financial Fund
Davis Growth Opportunity
DNE Corp
Davis New York Venture
Davis VaraFinancial
Davis VaraValue
Electrical Workers Annuity
Electrical Workers Pension
Emma Willard
Fishkind LLC
Genesis Depreciation
Genesis Foundation
Genesis Pension
Galveston
Georgia Corp
Gonzaga Univ
GrangeFT
Hathaway
Hirsch
Hoff Family Tr.
Lewis & Roca
MassMutual Prt
MassMutual Var
Masters Select
Mattin A
Mattin B
Medcen
MennenFT
Methodist Home
MetLife SIP
Milder CP
Minn Retail
Manulife Financial
Manulife Value
Mt. Sinai
Mutual Protect
NASD
NASDRegulation
NedsIsland
NM Mutual
Noramco Davis
NYC Superior
Omaha
Plumbers & Pipefitters
SunAmerica Davis Venture Value
Prudential SP
Quadsan
Rappaport
RL Polk
Selected American Shares
Scudder - SVS
Sicav Davis Financial Fund
Sicav Davis Opportunities
Sicav Davis Value Fund
SS Barney Large Cap V
Selected Special Shares
Stobie Creek
Sun America Style Select
Sun America Style LCV
Suburban Propane
SunLife Financial
SunLifeValue
Tallahassee
Temple
Union Dale
Via
Volvo
Wallace Retire
Wellstar
New England Zenith
APL Wrap
CIBC Oppenheimer WRAP
Morgan Stanley Wrap
McDonald Investments Wrap
Mesirow Wrap
Morgan Keegan Wrap
Paine Webber Wrap
Piper Jaffrey Wrap
Prudential Wrap
Salomon Smith Barney Wrap
Wood Gundy CIBC Wrap

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE
	Davis Selected Advisers, L.P.
	2949 East Elvira Road, Suite 101
	Tucson, Arizona 85706
Item 2(c)	CITIZENSHIP
	Colorado Limited Partnership
Item 2(d)	TITLE OF CLASS OF SECURITIES
	Common Stock
Item 2(e)	CUSIP NUMBER
	529771107
Item 3	1FIELD PURSUANT TO RULE 13d-1(b)
	(e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
Item 4 	OWNERSHIP
	(a) Amount beneficially owned	 15,024,840 shares
Abar Foundation			2,400
American Electric		74,600
Atlanta Gas & Light		13,400
Atmos Energy			9,300
Avon Old Farms			2,000
AXP Partners			63,200
Bowne & Co.			5,300
Catholic Mutual			2,500
Champa Trust			4,100
Del Labs PenPl			1,650
Del Labs-Lacrss			125
DetroitLaborers			23,400
Davis Financial Fund		424,000
Davis Growth Opportunity	37,000
DNE Corp			1,500
Davis New York Venture		7,893,000
Davis VaraFinancial		8,600
Davis VaraValue			102,900
Electrical Workers Annuity	17,800
Electrical Workers Pension	30,200
Emma Willard			3,200
Fishkind LLC			3,300
Genesis Depreciation		4,700
Genesis Foundation		1,850
Genesis Pension			2,300
Galveston			3,400
Georgia Corp			28,500
Gonzaga Univ			5,600
GrangeFT			6,900
Hathaway			4,600
Hirsch				2,200
Hoff Family Tr.			3,300
Lewis & Roca			1,900
MassMutual Prt			191,600
MassMutual Var			14,300
Masters Select			100,000
Mattin A			2,400
Mattin B			2,400
Medcen				1,800
MennenFT			10,600
Methodist Home			16,200
MetLife SIP			18,800
Milder CP			4,200
Minn Retail			21,200
Manulife Financial		8,700
Manulife Value			47,800
Mt. Sinai			10,200
Mutual Protect			2,100
NASD				10,900
NASDRegulation			12,000
NedsIsland			6,900
NM Mutual			4,100
Noramco Davis			3,000
NYC Superior			7,500
Omaha				3,400
Plumbers & Pipefitters		2,800
SunAmerica Davis Venture Value	895,700
Prudential SP			37,400
Quadsan				3,800
Rappaport			2,300
RL Polk				3,200
Selected American Shares	2,063,100
Scudder - SVS			41,600
Sicav Davis Financial Fund	5,700
Sicav Davis Opportunities	3,000
Sicav Davis Value Fund		124,100
SS Barney Large Cap V		19,400
Selected Special Shares		10,000
Stobie Creek			8,200
Sun America Style Select	17,100
Sun America Style LCV		11,600
Suburban Propane		5,500
SunLife Financial		6,900
SunLifeValue			12,400
Tallahassee			20,400
Temple				1,300
Union Dale			2,800
Via				3,300
Volvo				4,200
Wallace Retire			17,500
Wellstar			5,000
New England Zenith		334,800
APL Wrap			823,175
CIBC Oppenheimer WRAP		29,560
Morgan Stanley Wrap		330,236
McDonald Investments Wrap	8,050
Mesirow Wrap			4,235
Morgan Keegan Wrap		8,345
Paine Webber Wrap		252,104
Piper Jaffrey Wrap		17,755
Prudential Wrap 		381,672
Salomon Smith Barney Wrap	217,613
Wood Gundy CIBC Wrap		170
	(b)  Percent of class   11.56%
Abar Foundation			0.00%
American Electric		0.06%
Atlanta Gas & Light		0.01%
Atmos Energy			0.01%
Avon Old Farms			0.00%
AXP Partners			0.05%
Bowne & Co.			0.00%
Catholic Mutual			0.00%
Champa Trust			0.00%
Del Labs PenPl			0.00%
Del Labs-Lacrss			0.00%
DetroitLaborers			0.02%
Davis Financial Fund		0.33%
Davis Growth Opportunity	0.03%
DNE Corp			0.00%
Davis New York Venture		6.07%
Davis VaraFinancial		0.01%
Davis VaraValue			0.08%
Electrical Workers Annuity	0.01%
Electrical Workers Pension	0.02%
Emma Willard			0.00%
Fishkind LLC			0.00%
Genesis Depreciation		0.00%
Genesis Foundation		0.00%
Genesis Pension			0.00%
Galveston			0.00%
Georgia Corp			0.02%
Gonzaga Univ			0.00%
GrangeFT			0.01%
Hathaway			0.00%
Hirsch				0.00%
Hoff Family Tr.			0.00%
Lewis & Roca			0.00%
MassMutual Prt			0.15%
MassMutual Var			0.01%
Masters Select			0.08%
Mattin A			0.00%
Mattin B			0.00%
Medcen				0.00%
MennenFT			0.01%
Methodist Home			0.01%
MetLife SIP			0.01%
Milder CP			0.00%
Minn Retail			0.02%
Manulife Financial		0.01%
Manulife Value			0.04%
Mt. Sinai			0.01%
Mutual Protect			0.00%
NASD				0.01%
NASDRegulation			0.01%
NedsIsland			0.01%
NM Mutual			0.00%
Noramco Davis			0.00%
NYC Superior			0.01%
Omaha				0.00%
Plumbers & Pipefitters		0.00%
SunAmerica Davis Venture Value	0.69%
Prudential SP			0.03%
Quadsan				0.00%
Rappaport			0.00%
RL Polk				0.00%
Selected American Shares	1.59%
Scudder - SVS			0.03%
Sicav Davis Financial Fund	0.00%
Sicav Davis Opportunities	0.00%
Sicav Davis Value Fund		0.10%
SS Barney Large Cap V		0.01%
Selected Special Shares		0.01%
Stobie Creek			0.01%
Sun America Style Select	0.01%
Sun America Style LCV		0.01%
Suburban Propane		0.00%
SunLife Financial		0.01%
SunLifeValue			0.01%
Tallahassee			0.02%
Temple				0.00%
Union Dale			0.00%
Via				0.00%
Volvo				0.00%
Wallace Retire			0.01%
Wellstar			0.00%
New England Zenith		0.26%
APL Wrap			0.63%
CIBC Oppenheimer WRAP		0.02%
Morgan Stanley Wrap		0.25%
McDonald Investments Wrap	0.01%
Mesirow Wrap			0.00%
Morgan Keegan Wrap		0.01%
Paine Webber Wrap		0.19%
Piper Jaffrey Wrap		0.01%
Prudential Wrap 		0.29%
Salomon Smith Barney Wrap	0.17%
Wood Gundy CIBC Wrap		0.00%

	(c) Number of shares as to which such person has:

	(i)   sole power to vote or to direct the vote

		Davis Selected Advisers, L. P.   15,024,840

	(ii)  shared power to vote to direct the vote

		N/A
	(iii) sole power to dispose or to direct  the disposition of

	       Davis Selected Advisers, L. P.	 15,024,840
	(iv) shared power to dispose or to direct the disposition of N/A

Item 5	Not applicable

Item 6	Not applicable

Item 7	Not applicable

Item 8 	Not applicable

Item 9	Not applicable

Item 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	SIGNATURE	/s/ Anthony Frazia

	PRINT		Anthony Frazia, Chief Compliance Officer

	DATE		February 25, 2002